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AM 5/2/2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marlins Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6400 Congress Avenue Suite 2700
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda Wolfe - 561-443-2784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas (Address) New York (City) N.Y. (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Honig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marlins Capital LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title



NOTARY PUBLIC-STATE OF FLORIDA
Fatima A. Tavares
Commission #DD396998
Expires: FEB. 16, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. n/a
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n/a
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. n/a
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. n/a
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. n/a
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLINS CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

MARLINS CAPITAL, LLC

FINANCIAL STATEMENTS

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marlins Capital, LLC

We have audited the accompanying statements of financial condition of Marlins Capital, LLC as of December 31, 2004 and 2003 and the related statements of operations, member's equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the members, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marlins Capital, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Marlins Capital, LLC will continue as a going concern. As shown in the financial statements, Marlins Capital, LLC incurred a net loss of $2,071,401 during the year ended December 31, 2004, and as of that date, had a net capital deficiency of $1,369,074. As described more fully in Note 8 to the financial statements, conditions exist which raise substantial doubt about Marlins Capital, LLC's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Graf Repetti & Co, LLP

New York, New York
February 25, 2005

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • fax 212. 302. 9660

MARLINS CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$ 830,260	$ 739,005
Cash, restricted	250,095	200,000
Receivable from broker-dealers and clearing organizations	18,392	71,299
Securities owned, at market value	694,221	126,068
Securities owned, not readily marketable, at estimated fair value	-	25,000
Other assets	28,584	10,587
Total Current Assets	1,821,552	1,171,959
Property and equipment - net	77,365	71,833
Total Assets	$ 1,898,917	$ 1,243,792

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

	2004	2003
CURRENT LIABILITIES		
Securities sold, not yet purchased, at market value	$ 1,486	$ 1,854
Payable to broker-dealers and clearing organizations	762,388	104,868
Dividends payable	2,107,407	-
Accounts payable, accrued expenses and other liabilities	85,932	173,965
Total Current Liabilities	2,957,213	280,687
Member's Equity (Deficit)	(1,058,296)	963,105
Total Liabilities and Member's Equity (Deficit)	$ 1,898,917	$ 1,243,792

See accompanying notes to the financial statements.

MARLINS CAPITAL, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Net trading gains	$ 2,474,455	$ 1,336,855
Commissions	4,338	121,642
Less: clearing costs and trading fees	(492,209)	(200,267)
rebates	(410,468)	-
Net Revenues	1,576,116	1,258,230
EXPENSES		
Salaries and payroll taxes	966,797	605,083
Communications and data processing	382,241	280,712
Pension contributions	-	95,615
Automobile, travel and entertainment	34,558	49,095
Rent	46,380	35,100
Professional fees	14,289	25,053
Office expense	12,292	17,575
Telephone	21,189	16,063
Depreciation	21,639	14,066
Insurance	21,628	7,973
Postage and delivery	3,860	4,879
Charitable contributions	2,901	4,260
Licenses and permits	5,996	3,914
Printing and reproduction	2,746	2,528
Dues and subscriptions	11,151	2,131
Bank service charges	1,370	1,848
Advertising and promotion	5,901	890
Internet	2,725	-
Miscellaneous	2,223	450
Total Expenses	1,559,886	1,167,235
Net Income from Operations Before Other Income (Expenses)	16,230	90,995
OTHER INCOME AND (EXPENSES)		
Interest income	11,013	4,446
Dividend income	12	420
Other income	9,884	5,800
Dividends paid - Note 8	(2,107,407)	-
Interest expense	(1,133)	(6,279)
Total Other Income (Expenses)	(2,087,631)	4,387
Net Income (Loss)	$ (2,071,401)	$ 95,382

See accompanying notes to the financial statements.

MARLINS CAPITAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,071,401)	$ 95,382
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	21,639	14,066
Changes in current operating items:		
(Increase) decrease in receivable from broker-dealers and clearing organizations	52,907	(71,299)
(Increase) decrease in securities owned, at market value	(568,153)	584,577
Decrease in securities owned, at estimated fair value	25,000	-
Increase in other assets	(17,997)	11,317
Increase (decrease) in payable to broker-dealers and clearing organizations	657,520	(612,776)
Decrease in securities sold, not yet purchased, at market value	(368)	-
Increase in dividends payable	2,107,407	-
Increase in accounts payable, accrued expenses and other liabilities	(88,033)	819
Net Cash Provided by Operating Activities	118,521	22,086
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(27,171)	(26,049)
Net Cash Used by Investing Activities	(27,171)	(26,049)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions	200,000	-
Member's distributions	(150,000)	(721,337)
Net Cash Provided (Used) by Financing Activities	50,000	(721,337)
Net Increase (Decrease) in Cash	141,350	(725,300)
Cash - Beginning of Year	939,005	1,664,305
Cash - End of Year	$ 1,080,355	$ 939,005

See accompanying notes to the financial statements.

MARLINS CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Member's Equity - Beginning of Year	$ 963,105	$ 1,589,060
Net income (loss)	(2,071,401)	95,382
Member's contributions	200,000	-
Member's distributions	(150,000)	(721,337)
Member's Equity (Deficit) - End of Year	$ (1,058,296)	$ 963,105

See accompanying notes to the financial statements.

MARLINS CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Marlins Capital, LLC (the "Company") was established as a Limited Liability Company in the State of Florida on February 15, 2001. The Company is a registered broker-dealer in accordance with the rules of the Securities and Exchange Commission and was approved as a member of the National Association of Securities Dealers, Inc. on March 21, 2002. Marlins Capital, LLC is also a member of the Securities Investment Protection Corporation ("SIPC").

The Company's activities include trading securities for their own account and between institutional clients as an introducing broker-dealer. During the years ended December 31, 2004 and 2003, the Company carried a securities account for one customer. All custodial and clearing functions are performed by another broker-dealer on a fully disclosed basis.

b) Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement presentation. Securities transactions are recorded on a trade date basis and valued at market. Net trading gains as reported on the statements of operations include both realized and unrealized gains and losses. Included in the statements of operations for the year ended December 31, 2004 and 2003 are long-term realized capital gains of $77,018 and $-0-, respectively.

c) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

e) Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

To the Members of
Marlins Capital, LLC

We have audited the financial statements of Marlins Capital, LLC for the years ended December 31, 2004 and 2003 and have issued our report thereon dated February 25, 2005. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co LLP

New York, New York
February 25, 2005

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

MARLINS CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

f) Financial Risks

The Company is subject to market risk and credit risk. Market risk is the potential loss the Company may incur as a result of changes in the market value of its investments. Credit risk is the possibility that the Company may incur a loss from the failure of a counterparty to make payments according to the terms of a contract.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least the greater of $100,000 or a minimum dollar amount computed under the alternative method. At December 31, 2004, the Company's net capital (deficiency) computed in accordance with this rule was ($1,369,074) for 2004 and $826,637 for 2003, compared to a minimum requirement of $698,417 for 2004 and $170,815 for 2003.

3. PROPERTY AND EQUIPMENT

Fixed assets are assigned the useful lives as specified under the current tax law. Management believes the lives under the tax law are substantially similar to the estimated useful lives required by Generally Accepted Accounting Principles ("GAAP").

Depreciation for the year ended December 31, 2004 and 2003 are $21,639 and $14,066, respectively. The cost and accumulated depreciation for fixed assets are as follows:

	2004	2003
Property and equipment – at cost		
Computers	$ 66,565	$ 55,546
Office equipment	14,068	11,015
Furniture and fixtures	40,631	27,531
	121,264	94,092
Less: accumulated depreciation	(43,899)	(22,259)
Property and Equipment - Net	$ 77,365	$ 71,833

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Marlins Holdings LLC ("Parent"). The Company has a month to month agreement with its Parent for the lease of its office facilities. Rent expense paid to the Parent in 2004 and 2003 were, $46,380 and $35,100, respectively.

5. RETIREMENT SAVINGS PLAN

The Company has adopted a profit sharing plan, under section 401(k) of the Internal Revenue Code. Under the plan, each employee who has completed the required years of service and compensation requirements is eligible to contribute to the plan. The total contribution accrued by the Company for the year ended December 31, 2004 and 2003 were $0 and $95,615, respectively.

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. The Federal Deposit Insurance Corporation insures accounts at each institution up to $100,000. Uninsured funds as of December 31, 2004 and 2003 amounted to $0 and $13,751, respectively.

The Company is protected under excess SIPC coverage up to the full net equity value of its brokerage account with its clearing and custodial broker, Jefferies & Company (the "Firm") subject to an overall limit of $9.5 million per customer and an aggregate limit of $100 million for the Firm.

7. CASH – RESTRICTED

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $200,000 in cash and/or marketable securities in its proprietary account.

8. GOING CONCERN

The Company has experienced a deficit in net equity as reflected in the Focus Report for the year ended December 31, 2004 and the corresponding Net Capital Computation, pursuant to rule 15(c)3-1. The circumstances that gave rise to this deficit are described below.

8. GOING CONCERN (cont'd)

The Company processed trades for a customer in late December of 2004 that enabled the customer to receive a credit for dividends that they were not legally entitled to receive. The customer was able to do this by exploiting a defect in the computer system of the Depository Trust Company ("DTC"), who is the agent responsible for crediting the accounts of all shareholders of record with any dividends due and payable. The customer, by requesting same-day or next-day settlement, was able to be recognized by the computer system of DTC as the shareholder of record on the date that determined to whom dividends would be distributed, when, in fact, purchases were made after the shares' ex dividend dates.

When this was discovered by the Company, on or about January 10, 2005, the Company immediately notified the SEC about this error and indicated that they would suspend all trading operations effective immediately until this matter was resolved and the monies were returned. On January 12th 2005 Marlins Capital LLC, ceased all trading and market making operations. Immediate action was taken to recover the funds, parts of which currently have been frozen at three separate clearing firms.

The Company is pursuing its legal and regulatory options and has filed a lawsuit in federal court against the party who purchased the shares and a motion for a preliminary injunction. The Company believes that it will prevail in this action.

Due to the circumstances described above, there exist conditions that cause substantial doubt of the ability of the Company to continue as a going concern in the foreseeable future. Even though it is anticipated that a full recovery is highly probable, it cannot be accurately determined when this may occur. Counsel has indicated that the time period until such recovery is actually received could exceed one year from the date of the financial statements.

SUPPLEMENTAL INFORMATION

MARLINS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CAPITAL	$ 1,898,917	$ 1,243,792
Less: Non-allowable assets	(105,950)	(107,420)
Liabilities	(2,957,213)	(280,687)
Net Capital	(1,164,246)	855,685
Less: Haircuts	(204,828)	(29,048)
Net Capital	(1,369,074)	826,637
Minimum Net Capital Required	(698,417)	(170,815)
Excess Net Capital	$ (2,067,491)	$ 655,822

MARLINS CAPITAL, LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2004 AND 2003

No material differences exist between the Computations of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Marlins Capital, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2004 and 2003.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Marlins Capital, LLC

We have audited the financial statements of Marlins Capital, LLC for the year ended December 31, 2004 and 2003, and have issued our report thereon dated February 25, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Marlins Capital, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Marlins Capital, LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co, LLP

New York, New York
February 25, 2005